EXHIBIT (d)(5)
Execution Version April 26, 2007
CONSULTING AGREEMENT
    THIS CONSULTING AGREEMENT for consulting services (this “Agreement”) is entered into as of April 26, 2007, by and between DealerTrack Holdings, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), and Alan D. Rudd (“Consultant”). This Agreement shall become effective on the date (the “Effective Date”) that the merger of DA Acquisition Corp., a Delaware corporation (“MergerSub”) with and into Arkona, Inc. (“Alias”) (the “Transaction”) becomes effective pursuant to the terms of the Agreement and Plan of Merger by and among the Company, MergerSub and Alias dated as of April 26, 2007 (including exhibits attached thereto, the “Merger Agreement”) and shall be of no force or effect if the Merger Agreement is terminated in accordance with its terms.
WHEREAS, in accordance with the Merger Agreement, MergerSub has agreed to make, and the Company has agreed to cause the MergerSub to make, an offer to purchase the outstanding capital stock of Alias on the terms and subject to the conditions contained in the Merger Agreement;
WHEREAS, as a condition to its willingness to enter into the Merger Agreement, the Company has required that the Consultant enter into this Agreement;
WHEREAS, pursuant to the Merger Agreement, MergerSub will merge with and into Alias in accordance with the Delaware General Corporation Law with the Alias surviving as a wholly owned subsidiary of the Company; and
WHEREAS, for good and valuable consideration, Consultant agrees to provide certain services for the Company on terms set forth more fully below.
NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy are hereby acknowledged, the parties agree as follows:
     1. Definitions. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Merger Agreement.
     2. Independent Contractor Relationship. In accordance with the mutual intentions of the Company and Consultant, this Agreement establishes between them an independent contractor relationship, and all of the terms and conditions of this Agreement shall be interpreted in light of that relationship.
     The Consultant understands and agrees that during the Consulting Period, he is not an employee of the Company or any of its affiliates and shall not be treated as an employee for any purpose. The Consultant understands that he will not be entitled by reason of providing the Consulting Services to any compensation other than the consideration provided for herein. The Consultant shall not be eligible for any employee benefits or perquisites under any employee benefit plan sponsored by the Company or Alias or any of their affiliates and waives any right he may have or hereinafter obtain to participate in any such plan. The Company shall promptly reimburse the Consultant for all reasonable out-of-pocket costs incurred by him in connection with providing Consulting Services, subject to prior approval and documentation in accordance with applicable policies as may be in effect from time to time. Nothing in this Agreement or

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otherwise shall be construed as identifying the Consultant as an employee, agent or legal representative of the Company or Alias or any of their affiliates during the Consulting Period for any purpose whatsoever. The Consultant will not be authorized to transact business, incur obligations, sell goods, receive payments, solicit orders or assign or create any obligation of any kind, express or implied, on behalf of the Company or Alias or any of their affiliates, or to bind in any way whatsoever, or to make any promise, warranty or representation on behalf of the Company or Alias or any of their affiliates with respect to any matter, except as expressly authorized in writing by the Company. The Consultant shall not use any of the Company’s or Alias’ trade names, trademarks, service names or servicemarks without the prior written approval of the Company.
     3. Consulting Period. The term of this Agreement (the “Consulting Period”) shall commence on the Effective Date and continue for twelve (12) months thereafter (the “Initial Term”) unless extended by the Consultant in accordance with this Section 3, or sooner terminated in accordance with Section 15 or 16 hereof. The Consultant may extend the term of this Agreement for twelve additional months (the “Additional Term”) by providing written notice of such extension to the Company on or prior to April 15, 2008, provided, however, that Consultant shall be permitted to terminate this Agreement during the Additional Term at any time upon 90 days advanced written notice. During the Consulting Period, the Consultant shall remain reasonably available to perform Consulting Services and Litigation and Regulatory Cooperation Services as requested from time to time by the Company. The Consultant expressly acknowledges and agrees that during the Consulting Period, the Company shall require him to be available upon reasonable notice to devote time and efforts to performing the Consulting Services and Litigation and Regulatory Cooperation Services. The Consultant shall be permitted to engage in other business activities not prohibited under this Agreement during the terms of this Agreement but shall not undertake any activity or make any commitment that renders him unavailable to perform Consulting Services for the Company.
     4. Conflict of Interest Prohibited. Consultant represents, warrants, and covenants that there is and will be no conflict of interest in either (i) Consultant’s other contracts for services or other employment or (ii) Consultant’s other interests, if any, with the Consulting Services to be provided pursuant to this Agreement and that Consultant will ensure that no such conflict arises during the term of this Agreement and the 2 year period following the termination of this Agreement..
     5. Type of Service. (a) The Company hereby retains Consultant to render consulting services from time to time to it regarding the Company’s business affairs in connection with its operation of Alias. The Consultant shall provide such consulting services reasonably related to the foregoing as the Company shall request from time to time (collectively, the “Consulting Services”). Consultant shall diligently and conscientiously perform the Consulting Services required of Consultant under this Agreement, and shall utilize his reasonable best efforts to perform such services in a timely and competent manner. Upon reasonable notice from the Company, Consultant shall be available to the Company’s managers, auditors and other personnel for consultation and advice, subject to the Consultant’s reasonable convenience and scheduling. Consulting Services may be rendered at Consultant’s offices or at such other locations selected by Consultant as the Company and Consultant shall from time to time agree upon.

Execution Version April 26, 2007
     (b) During and, as set forth below in Section 5(d), after the Consulting Period, the Consultant shall provide Litigation and Regulatory Cooperation Services. For these purposes, “Litigation and Regulatory Cooperation Services” mean: (i) cooperating fully with the Company in the defense or prosecution of any claims or actions against or on behalf of Alias, MergerSub, the Company or any affiliate of MergerSub now in existence or which may be brought during the term of this Agreement and (ii) cooperating fully with the Company in connection with any investigation or review of any federal, state or local regulatory authority, in either case, insofar as any such claim, action, investigation or review relates to events or occurrences that transpired while the Consultant was employed by Alias or provided Consulting Services to the Company. The Consultant’s full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company or Alias at mutually convenient times. The Company shall reimburse the Consultant for any reasonable out-of-pocket expenses incurred in connection with the Consultant’s performance of obligations pursuant to this Section 5(b).
     (c) During the Consulting Period, Consultant shall (i) not be obligated to provide Consulting Services for more than eighty (80) hours a month; (ii) not be expected to travel out of Salt Lake County more than five (5) days a month; (iii) be permitted to work and reside in Salt Lake County, in the State of Utah except as provided in (ii) above; and (iv) be granted access to Company facilities and computer systems to perform Consulting Services, where applicable.
     (d) Following the Consulting Period, should (i) any claims or actions rise against or on behalf of Alias, MergerSub, the Company or any affiliate of MergerSub or (ii) any claims or actions arising during the Consulting Period not be resolved prior to the end of the Consulting Period, then Consultant and Company agree to work in good faith to reach a mutually satisfactory arrangement under which Consultant will continue to provide Litigation and Regulatory Cooperation Services.
     6. Consideration. The Company will pay the Consultant a fee of $22,916.66 per month, in arrears, for each month during the Initial Term of the Consulting Period and the Company will pay the Consultant a fee of $20,833.33 per month, in arrears, for each month during the Additional Term of the Consulting Period (collectively, the “Fee”) The consideration paid to Consultant pursuant to this Section 6 is intended by the parties, inter alia, to fully compensate Consultant for providing the Consulting Services. Consultant agrees to furnish personal services as provided herein as an independent contractor using Consultant’s own means and methods. During the Consulting Period, including any extension of the Consulting Period pursuant to Section 3, the Company shall not pay Consultant any additional compensation for his services.
     7. Nature of Consultant’s Services. The parties recognize that the Consultant’s knowledge and understanding of the Business is unique and personal. Accordingly, the parties agree that the Consultant shall provide the Consulting Services and the Litigation and Regulatory Cooperation Services personally.
     8. Consultant Responsible for Taxes. In conformity with Consultant’s independent contractor status and without limiting any of the foregoing, Consultant understands

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that no deduction or withholding for taxes or contributions of any kind shall be made by the Company with respect to the Fee. Consultant agrees to accept exclusive liability for the payment of all taxes or contributions for unemployment insurance, pensions or annuities, social security payments or otherwise, which are measured by the Fee paid to Consultant, and to reimburse and indemnify the Company for any such taxes or contributions or penalties which the Company may be compelled to pay. Consultant also agrees to take all action and comply with all applicable administrative regulations necessary for the payment by Consultant of such taxes and contributions.
     9. Proprietary Information.
          (a) The Consultant acknowledges that (i) because of his relationship with the Company and his prior employment with Alias, he may help develop and create, and/or has been or will be exposed to, the Company’s and Alias’ business strategies, information on customers, clients and web site design and other valuable confidential, proprietary and trade secret information of the Company and Alias (as more fully defined below, “Proprietary Information”), (ii) in such capacity he has been or will become familiar with procedures and methods by which the Company or Alias develops and conducts its business, (iii) he has had or will have access to the Company’s and Alias’ clients, channels for developing clients, and other Proprietary Information, (iv) it would be unfair to the Company if he were to appropriate to himself or others the benefits of the Company’s and Alias’ resources expended to develop such business relationships, (v) it would be unfair to the Company if he were to appropriate to himself or others the benefits of the business, personnel and other Proprietary Information which the Company or Alias has developed in the conduct of its business, and (vi) it is therefore fair that reasonable restrictions should be placed on certain of his activities. Consultant agrees to hold in strict confidence and in trust for the sole benefit of the Company all Proprietary Information that he may have or have had access to, learn, observe or obtain during the course of his employment with Alisa or his providing consulting services to the Company and, except as required in his authorized duties on behalf of the Company, will not disclose any Proprietary Information directly or indirectly to anyone outside of the Company, or use, copy, publish, summarize, or remove from Company premises such information (or remove from the premises any other property of the Company) unless he is expressly authorized in writing by the President of the Company. Consultant further agrees that he will promptly advise the Company of any unauthorized use, removal, copy or disclosure of the Proprietary Information by anyone, including himself. Consultant understands that if he discloses, copies, removes or misuses any Proprietary Information in violation of this Agreement or threatens or causes damage to the Company, he will be responsible to and will indemnify the Company. Consultant also agrees not to use any material obtained or prepared in connection with his providing consulting services to the Company for any purpose not related to the Company’s business(es).
          (b) “Proprietary Information” means all information and any idea in whatever form, tangible or intangible, recorded or otherwise, and without regard to the form of recordation or the state of completion, whether disclosed to or learned or developed by the Consultant, pertaining in any manner to the business of the Company, any parent(s) or stockholders, and any present or future direct or indirect affiliates (as such term is defined by the United States Securities and Exchange Commission)_or subsidiaries of such entities including without limitation: (i) client lists, client prospects, business development information, client data

Execution Version April 26, 2007
proprietary, financial standing, investment holdings and other personal financial data; (ii) company lists, profiles and reports; (iii) training and research materials and methodologies; (iv) structure, operations, pricing, financial and personnel information; (v) information systems design and procedures; (vi) computer technology designs, hardware configuration systems, and software designs and implementations; (vii) information databases, devices, data processing programs, interactive procedures, navigation, functionality, web site design, tests, analysis and studies developed by or for the benefit of the Company; (viii) plans, designs, inventions, formulas, research and technology developed by or for the benefit of the Company; (ix) business information and business secrets of the Company and its clients; (x) trade secrets of the Company; (xi) plans, prospects, policies, practices, and procedures of the Company which are not generally known in the industry; (xii) licenses and agreements of any nature; and (xiii) all other proprietary and confidential information of every nature and source. Proprietary Information does not include information which: (A) is or becomes generally available to the public through no breach of this Agreement or any other agreement to which Consultant knows the Company is a party; (B) was received from a third party free to disclose such information without restriction; (C) is approved for release in writing by the President of the Company, subject to whatever conditions are imposed by such person; or (D) is required by law or regulation to be disclosed, but only to the extent necessary and only for the purpose required.
          (c) Consultant acknowledges and agrees that the pursuit of the activities forbidden by this Agreement would necessarily involve the use or disclosure of Proprietary Information in breach of the preceding subsections, but that proof of such a breach would be extremely difficult to establish. To forestall any such disclosure, use, and breach, and in consideration of the agreements contained herein, Consultant agrees that during the Consulting Period, including any extension of the Consulting Period pursuant to Section 3, and, except as set forth below, for a period of two (2) years after the termination or expiration of the Consulting Period, (i) he will not, without the prior consent of the Company, hire or solicit for employment, consulting or any other arrangement any employee of the Company or any of its present or future affiliates (while an affiliate) and (ii) he will not influence or attempt to influence customers of Company or any of its present or future affiliates, either directly or indirectly, to divert their business to any Competitive Company. Notwithstanding this Section 9 or other provision to the contrary contained in this Agreement, Consultant may solicit and hire DealerTrack employees who are immediate family members of Consultant, namely: Ryan Rudd (Son), Lisa Rudd Mitchell (Daughter), Jonathan Rudd (Son) and Scott Mitchell (Son-in law).
          (d) During the Consulting Period, including any extension of the Consulting Period pursuant to Section 3, and for a period of two (2) years after the termination or expiration of the Consulting Period, Consultant will not, directly or indirectly, either as an employee, employer, agent, principal, partner, member, stockholder (except as set forth below), corporate officer or director, or in any other individual or representative capacity, engage in or participate in any Competitive Company. “Competitive Company” shall mean any individual or entity, present or future, then providing any of the following product or services: (1) a multi-finance source auto finance portal, (2) electronic contracting for auto finance or lease transactions, other than at a financing source entity that purchases electronic contracts or leases from auto dealers, (3) auto lease, retail and/or balloon payment comparison or desking tools, or (4) any other sales, inventory or finance and insurance-related products or services for auto dealerships similar to

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any products or services offered by the Company or any of its affiliates. Consultant also agrees that until the seventh anniversary of the Effective Date he will not, directly or indirectly, either as an employee, employer, agent, principal, partner, member, stockholder (except as set forth below), corporate officer or director, or in any other individual or representative capacity, engage in or participate in providing any dealership management systems for auto dealerships similar to any products or services offered by the Company or any of its affiliates. Individual ownership, for personal investment purposes only, not to exceed one percent (1%), of the voting stock of any publicly held corporation shall not constitute a violation hereof.
          (e) Consultant acknowledges that the Company has received and in the future will receive from third parties their confidential information subject to a duty on the Company’s part to maintain the confidentiality of this information and to use it only for certain limited purposes. Consultant agrees that he owes the Company and these third parties, during and after the Consulting Period, a duty to hold all such confidential information in the strictest confidence and not to disclose or use it, except as necessary to perform his obligations hereunder and as is consistent with the Company’s agreement with third parties.
     10. Invention Ideas.
          (a) The term “Invention Ideas” means, to the extent related to the business activities set forth in Paragraph 9(d), any and all ideas, processes, trademarks, service marks, inventions, technology, computer programs, original works of authorship, writings, designs, formulas, discoveries, patents, copyrights, navigation, functionality, web site design, and all improvements, rights, business concepts, and claims related to the foregoing that are conceived, developed, or reduced to practice, relating to any activities of the Company that have been or will be conceived or developed by the Consultant alone or with others (a) during either his employment with Alias or the Consulting Period, including any extension of the Consulting Period pursuant to Section 3, whether or not conceived or developed during regular business hours, and whether or not conceived before, on or after the date hereof or (b) if based on Proprietary Information, after termination of the Consulting Period.
          (b) The Consultant agrees to maintain adequate and current written records on the development of all Invention Ideas and to disclose promptly to the Company all Invention Ideas and relevant records, which records will remain the sole property of the Company. The Consultant further agrees that all information and records pertaining to any idea, process, trademark, service mark, invention, technology, computer program, original work of authorship, design, formula, discovery, patent, or copyright that the Consultant does not believe to be an Invention Idea, but is conceived, developed, or reduced to practice by the Consultant (alone or with others) during the Consulting Period, shall be promptly disclosed to the Company (such disclosure to be received in confidence). Notwithstanding the preceding sentence, the Company shall have the right to examine such information to determine if it believes the idea, process, or invention, etc., is an Invention Idea subject to this Agreement.
          (c) Subject to (d) below, the Consultant assigns and agrees to assign to the Company, without further consideration, his entire right, title, and interest (throughout the United States and in all foreign countries), free and clear of all liens and encumbrances, in and to each Invention Idea, which shall be the sole property of the Company, and, to the maximum extent

Execution Version April 26, 2007
permitted by applicable law, shall be deemed works made for hire. In the event any Invention Idea shall be deemed by the Company to be patentable or otherwise registrable, the Consultant will assist the Company (at its expense) in obtaining letters patent or other applicable registrations thereon and the Consultant will execute all documents and do all other things (including testifying at the Company’s expense) necessary or proper to obtain letters patent or other applicable registrations thereon and to vest the Company with full title thereto.
          (d) To avoid future confusion, the Consultant has listed on Schedule A hereto a description of all Invention Ideas, if any, developed or conceived by the Consultant prior to the date hereof in which the Consultant claims any ownership or other right. The Consultant understands that, by not listing an Invention Idea, he is acknowledging that the Invention Idea was not developed or conceived before commencement of his providing consulting services to the Company.
          (e) If, in the course of providing consulting services to the Company, the Consultant incorporates into Company property an Invention Idea owned by the Consultant or in which the Consultant has an interest, the Company is granted a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license to make, modify, use and sell the Consultant’s Invention Idea as part of and in connection with the Company property.
     11. Former or Conflicting Agreements. The Consultant recognizes that the Company desires not to improperly obtain or use any unpublished document, proprietary information or trade secrets of any person or entity. During his providing consulting services to the Company, the Consultant will not bring onto the premises of the Company, disclose to the Company, or use or induce the Company to use, any proprietary information, unpublished document or trade secret in any form of such other person or entity. The Consultant represents that the Consultant’s performance of this Agreement will not breach any agreement to keep in confidence proprietary information acquired by the Consultant in confidence or in trust prior to his engagement by the Company. The Consultant certifies that he has no outstanding agreement or obligation that is in conflict with any of the provisions of this Agreement, or that would preclude him from complying with the provisions hereof, and he agrees not to enter into any written or oral agreement in conflict herewith.
     12. Equitable Relief. The Consultant recognizes that any violation of this Agreement could cause the Company irreparable harm and significant injury, the amount of which may be extremely difficult to estimate, thus, making any remedy at law or in damages inadequate. Therefore, the Consultant agrees that the Company shall have the right to obtain from any court of competent jurisdiction a temporary or permanent order or injunction, without the posting of a bond, restraining any breach or threatened breach of this Agreement and for any other relief the Company deems appropriate. This right shall be in addition to any other remedy available to the Company in law or equity.
     13. Property/Ownership. All materials, documents, Confidential Information and Proprietary Information, descriptions and suggestions of every kind supplied to Consultant by the Company in connection with and/or pursuant to this Agreement or the relationship established between Consultant and the Company (including, without limitation, any such materials, documents, Confidential Information and Proprietary Information, descriptions and

Execution Version April 26, 2007
suggestions supplied to Consultant by the Company prior to the execution of this Agreement) shall be the sole and exclusive property of the Company, and the Company shall have the right to make whatever use it or they deem desirable of any such materials, documents, Confidential Information and Proprietary Information, descriptions and suggestions. Upon termination of the Consulting Period, Consultant shall return such items to the Company or dispose of such items as directed by the Company.
     14. Assignment. This Agreement and the services contemplated hereunder are personal to Consultant and Consultant shall not have the right or ability to assign, transfer, or subcontract its interest and/or any obligations under this Agreement to any person, firm, partnership, corporation or other entity (including by operation of law, judicial process, or otherwise), in whole or in part, without the prior written consent of the Company, which consent may be withheld in the Company’s sole discretion. Any attempt to do so shall be void. The Company may, however, assign or transfer this Agreement and all of its rights and obligations hereunder at any time without Consultant’s consent, to any affiliate or subsidiary of Company.
     15. Termination by Death. This Agreement and the Consulting Period shall automatically terminate upon Consultant’s death. In such event, the Company shall be obligated to pay Consultant’s estate or beneficiaries only the remaining installments, if any, of the Fee and any accrued but unpaid expenses due as of the date of death.
     16. Termination by Notice. This Agreement is terminable by the Company upon prior notice to Consultant following the Cure Period (as defined below) for any violation by the Consultant of any provision of this Agreement, provided, that Consultant has not cured the breach as set forth hereafter; and provided further, that if such violation is incurable the Company shall be entitled to terminate this Agreement immediately. If the Company exercises its right to terminate this Agreement pursuant to the preceding sentence, any obligation it may otherwise have under this Agreement shall cease immediately, provided that the Company shall only be obligated to pay Consultant the accrued but unpaid expenses due at the time of termination, if any. Notwithstanding the foregoing, paragraphs 2, 4, 5, 7, 8, 9, 10, 12, 14, 24 and 25 of this Agreement shall survive the termination of this Agreement. For greater clarity, the survival of Sections 2, 5 and 7 shall not be deemed in any way to obligate Consultant to perform any services under such sections, but rather to preserve any claims that may arise during the Consulting Term. Further, notwithstanding the foregoing or any provision in this Agreement to the contrary, in the event of an alleged violation by Consultant, Company shall provide written notice to Consultant stating the alleged violation. If such violation is curable Consultant shall then have ten (10) days to cure the violation (“Cure Period”) and this Agreement shall not be subject to termination by Company following the Cure Period if Consultant remedies the violation.
     17. Governing Law and Jurisdiction. It is understood and agreed that no provision of this Agreement shall be construed so as to be in conflict with the laws of the State of New York It is further agreed that this Agreement is deemed to be consummated in the State of New York, and that the terms and provisions of this Agreement shall be construed and interpreted pursuant to the laws of the State of New York, without regard to the conflict of laws rules or principles thereof. The state or federal courts located in Nassau County, State of New York are the agreed-upon forum for the resolution of all disputes arising hereunder, and the parties hereto,

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their officers, and employees hereby consent to (i) the jurisdiction and venue of the aforesaid courts for the purpose of resolving all such disputes and (ii) service of process by registered mail, return receipt requested, or any other manner consistent with federal or New York laws.
     18. Severability. In the event any portion of this Agreement shall be held illegal, void or ineffective, the remaining portions hereof shall remain in full force and effect. If any of the terms or provisions of this Agreement are in conflict with any applicable statute or rule of law, then such term(s) or provision(s) shall be deemed inoperative to the extent that they may conflict therewith and shall be deemed to be modified to conform with such statute or rule of law.
     19. Non-Waiver of Rights. No failure or delay on the part of either party hereunder in either exercising or enforcing any right hereunder will operate as a waiver of, or impair, any such right. No single or partial exercise or enforcement of any such right will preclude any other or further exercise or enforcement thereof or the exercise or enforcement of any other right. No waiver of any such right will have effect unless given in a signed writing. No waiver of any such right will be deemed a waiver of any other right hereunder.
     20. Notice. All notices shall be in writing and given personally or by prepaid certified mail, return receipt requested, or expedited delivery service, signature required, addressed to the parties hereunder at their respective addresses as follows.
If to the Company:
Chief Executive Officer
1111 Marcus Avenue
Suite M04
Lake Success, NY 11042
Attention: Mark O’Neil
Telephone: (516) 734-3600
Facsimile: (516) 734-3805
with a copy to:
General Counsel
1111 Marcus Avenue
Suite M04
Lake Success, NY 11042
Attention: Eric Jacobs, Esq.
Telephone: (516) 734-3606
Facsimile: (516) 734-3805
If to Consultant:
Alan D. Rudd
6769 Walkermill Drive
Salt Lake City, Utah 84121

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or other address either party may provide to the other party upon written notice.
     21. Written Reports. Consultant, when directed, shall provide written reports to the Company with respect to the Consulting Services rendered hereunder. Such written reports shall be in form and substance satisfactory to the Company.
     22. Compliance with Law. Consultant shall comply with any and all applicable laws and regulations including but not limited to health, safety and security rules and regulations.
     23. Advice of Counsel. If any claim is made by Consultant relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion will be implied because this Agreement was prepared by or at the request of the Company or its counsel. Consultant acknowledges that Consultant has had the opportunity to consult with Consultant’s own counsel prior to the execution hereof.
     24. Waiver of Jury Trial. THE PARTIES HEREBY AGREE TO WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE RELATIONSHIP ESTABLISHED BETWEEN CONSULTANT AND THE COMPANY. THE SCOPE OF THIS WAIVER IS ALL-ENCOMPASSING AND INCLUDES ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING BUT NOT LIMITED TO, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT THE OTHER PARTY HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT, AND THAT THE OTHER PARTY WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. EACH PARTY HERETO SPECIFICALLY WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, AND MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING. THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, REPLACEMENTS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.
     25. Attorney Fees and Costs. If any legal action, arbitration or other proceeding is brought to enforce or interpret this Agreement or matters relating to it, the substantially prevailing party will be entitled to recover reasonable attorneys’ fees and other costs incurred in such action, arbitration or proceeding from the other party up to $100,000, in addition to any other relief to which such prevailing party is entitled.
     26. Entire Agreement. This Agreement (together with Schedule A, and the Merger Agreement) is the complete and exclusive statement of agreement and understanding of the parties with respect to matters in this Agreement and is a complete and exclusive statement of the

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terms and conditions thereof. This Agreement replaces and supersedes all prior written or oral agreements, statements, correspondence, negotiations and understandings by and among the parties with respect to the matters covered by it. No representation, statement, condition or warranty not contained in this Agreement is binding on the parties. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law. In the event that any portion or provision of this Agreement (including, without limitation, any portion or provision of the covenants set forth in Section 9) is determined by a court of competent jurisdiction to be unenforceable or unreasonable by reason of excessive or unreasonable geographic scope, duration or functional scope of the activities precluded, such provision will be deemed to extend only over the maximum geographic scope, duration and functional scope, as to which it may be reasonable and enforceable and shall be so enforced.
     27. Amendments. Any amendments to this Agreement must be in writing and designated as an amendment, and signed by both parties hereto.
     28. Headings. The headings contained in this Agreement are for convenience of reference only and shall not affect or alter the meaning or effect of any provision hereof.
     29. Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.
[REMAINDER INTENTIONALLY BLANK]

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     IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto have caused this Agreement to be executed as of the date first above written.

DEALERTRACK HOLDINGS, INC.

By:	/s/ Mark O’Neil

Name:	Mark O’Neil
Title:	CEO

ACCEPTED AND AGREED TO:

CONSULTANT

By:	/s/ Alan D. Rudd

Name:	Alan D. Rudd

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Schedule A
none